Exhibit 99.1

eHi Car Services Announces Shareholder Resolution Adopted at Extraordinary General Meeting

SHANGHAI, June 30, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced the resolution adopted at its extraordinary general meeting of shareholders held in Shanghai on June 30, 2015.

At the meeting, eHi’s shareholders approved the issuance of 10,900,000 Class A common shares to Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited (collectively, the “Buyers”) in connection with the second closing of the private placement transaction pursuant to the Securities Purchase Agreement dated May 22, 2015 (the “SPA”). The first closing of the transaction was completed on May 27, 2015 and the second closing is expected to be completed on or about June 30, 2015. As part of the closing conditions to the SPA, the Company will enter into a Registration Rights Agreement pursuant to which the Buyers will be entitled to certain registration rights.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, the expected closing date of the share issuance, and the execution of the Registration Rights Agreement by and between the Company and the Buyers.  The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ehic@ogilvy.com